

November 5, 2009

Ms. Li Hua Wang
Chief Financial Officer, NF Energy Savings Corporation of America
21-Jia Bei Si Dong Road, Tie Xi Qu
Shenyang, P. R. China 110021

Re: NF Energy Savings Corporation of America
Form 10-K for the year ended December 31, 2008
File No. 0-50155

Dear Ms. Wang:

      We have reviewed your response to our letter dated October 13, 2009 and have the following comment. We ask that you respond within ten business days.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies

Accounts receivable, page 21

We note your response to our prior comment related to your accounts receivable. It appears to us that your response indicates that, in substance, your ultimate customer may not be required to pay for your products until after the full inspection of each milestone. Please help us understand if and how you considered this customer acceptance provision in determining the appropriateness of your revenue recognition policy, including your compliance with SAB 104. Also, please tell us what you intend to disclose in future filings regarding the stated terms and the actual terms of your accounts receivable.

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding this comment, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief